Exhibit 99.2

Cenovus Energy Inc.

Annual Meeting of Shareholders

April 25, 2018

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 25, 2018 in Calgary, Alberta. Each matter voted on is described in greater detail in the Corporation’s 2018 Management Information Circular which is available at cenovus.com.

1.    Appointment of Auditors On a vote by a show of hands, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were reappointed as auditors of the Corporation.

2.    Election of Directors On a vote by ballot, each of the following twelve nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Susan F. Dabarno	904,255,139	93.13%	66,679,293	6.87%
Patrick D. Daniel	930,290,662	95.81%	40,643,053	4.19%
Harold N. Kvisle	955,255,784	98.39%	15,679,047	1.61%
Steven F. Leer	883,327,049	90.98%	87,607,383	9.02%
Keith A. MacPhail	956,168,485	98.48%	14,765,230	1.52%
Richard J. Marcogliese	930,849,291	95.87%	40,085,540	4.13%
Claude Mongeau	936,662,507	96.47%	34,271,925	3.53%
Alexander J. Pourbaix	963,998,806	99.29%	6,934,909	0.71%
Charles M. Rampacek	893,258,611	92.00%	77,676,220	8.00%
Colin Taylor	934,717,011	96.27%	36,217,421	3.73%
Wayne G. Thomson	930,052,695	95.79%	40,881,020	4.21%
Rhonda I. Zygocki	894,940,114	92.17%	75,994,717	7.83%

3.    Amendment and Reconfirmation of Shareholder Rights Plan On a vote by ballot, an ordinary resolution was passed approving the amendment and reconfirmation of the Corporation’s Shareholder Rights Plan.

Votes For		Votes Against
Number	Percent	Number	Percent

927,246,943	95.45%	44,202,128	4.55%

4.    Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation On a vote by ballot, an advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent

885,051,810	91.11%	86,397,254	8.89%